Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
www.securian.com
651.665.3500



October 16, 2009                         Securian Letterhead



Ms. Ellen J. Sazzman
Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:	Variable Annuity Account				Sent Via UPS Overnight
	Minnesota Life Insurance Company
	Registration Statement on Form N-4
File Nos. 	333-136242 (811-4294) MOA Legend
	333-91784 (811-4294) MOA Advisor;
	333-140230 (811-4294) MOA Extra;
	333-111067 (811-4294) Waddell & Reed Annuity;

Dear Ms. Sazzman:

This letter and the enclosures are in response to your request for the prospectus and supplements (as filed) for File Numbers 333-91784 (MOA Advisor), 333-140230 (MOA Extra) and 333-111067 (Waddell & Reed Annuity).

Also, per your request, the enclosed supplements are each marked to indicate the differences between each supplement and the MOA Legend supplement (File No. 333-136242) which was previously provided to you. Please note:

     The red underlined text in the enclosed supplements indicates text that is not included in the MOA Legend supplement.

     Text enclosed in a red box indicates text that is different from the MOA Legend supplement.

     A red carrot indicates text included in the MOA Legend supplement but not included in the supplement containing the carrot.

I will contact you separately on your question related to the ?40 Act filing.

Contact me directly at (651) 665-4145 with questions or comments regarding these filings.

Sincerely,

/s/ Michael T. Steinert

Michael T. Steinert
Attorney

MTS:kdj



Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.